10-Q Document

EXHIBIT 12
CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,					Six Months Ended June 30,
	2010	2011	2012	2013	2014	2015

EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$2,884	$2,880	$(974)	$1,442	$3,200	$(10,688)
Interest expense(a)	122	94	142	207	172	132
(Gain)/loss on investment in equity investees in excess of distributed earnings	(232)	(154)	108	219	75	24
Amortization of capitalized interest	212	297	402	440	438	262
Loan cost amortization	25	28	43	37	32	16
Earnings	$3,011	$3,145	$(279)	$2,345	$3,917	$(10,254)
FIXED CHARGES:
Interest Expense	$122	$94	$142	$207	$172	$132
Capitalized interest	711	727	976	815	604	230
Loan cost amortization	25	28	43	37	32	16
Fixed Charges	$858	$849	$1,161	$1,059	$808	$378
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$111	$172	$171	$171	$171	$86
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.63	1.65	1.64	1.61	1.56	1.37
Preferred Dividends	$181	$284	$280	$275	$266	$117
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$1,039	$1,131	$1,441	$1,334	$1,074	$495
RATIO OF EARNINGS TO FIXED CHARGES	3.5	3.7	(0.2)	2.2	4.8	(27.1)
INSUFFICIENT COVERAGE	$—	$—	$1,440	$—	$—	$10,632
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.9	2.8	(0.2)	1.8	3.6	(20.7)
INSUFFICIENT COVERAGE	$—	$—	$1,720	$—	$—	$10,749

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.